UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2002

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                 .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: June 18, 2002	By /s/ RANDY MILNER

	Name:	Randy Milner
	Title:	Assistant General Counsel and Corporate Secretary

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll Free: 1-800-661-8851

For immediate release

METHANEX AMENDS AND EXTENDS CONSENT SOLICITATION

June 12, 2002

Methanex announced today that it has amended the terms of its previously disclosed solicitation of consents to an amendment to the Indenture relating to its 7.75% Notes due August 15, 2005 (the “Notes”), and has extended the expiration date for the solicitation from 5:00 p.m., New York City time, on June 12, 2002 to 5:00 p.m., New York City time, on June 14, 2002.

Under the amended consent solicitation, Methanex is seeking to amend the Indenture to modify, rather than eliminate, the limitation on restricted payments covenant, as applicable to the Notes. As proposed to be amended, Methanex would be permitted to declare and pay cash distributions in respect of its capital stock, to the extent not otherwise permitted by the existing limitation, in an aggregate amount not to exceed US$30 million in any period of twelve consecutive months. The addition of a change of control covenant is no longer a part of the proposal.

Effectiveness of the Indenture amendment will be conditional upon receiving the consent of holders of not less than a majority of the outstanding Notes. If the requisite consents are obtained and not revoked at the expiration of the extended consent solicitation period, each holder of record of Notes on the record date (5:00 p.m. New York City time on May 30, 2002) will be entitled to receive the consent fee of US$5.00 for each US$1,000 principal amount of Notes held. Holders must complete and sign a new Letter of Consent in order to consent to the amendment.

Goldman, Sachs & Co. is acting as the solicitation agents for the consent solicitation. The information agent for the consent solicitation is Mellon Investor Services LLC. The consent solicitation is being made solely pursuant to the Amended Consent Solicitation Statement dated June 12, 2002 and related Letter of Consent, which more fully set forth the terms of the consent solicitation.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

– end –

Inquiries:

Chris Cook
Manager, Investor Relations

Brad Boyd
Corporate Controller and
Director, Investor Relations

Phone: (604) 661-2600

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll Free: 1-800-661-8851

For immediate release

METHANEX ANNOUNCES SALE OF US$200 MILLION OF 10 YEAR NOTES

June 13, 2002

Methanex Corporation announced today that it has entered into an underwriting agreement with Goldman, Sachs & Co., CIBC World Markets and RBC Capital Markets for the issue and sale of 8.75% senior notes due August 15, 2012 in an aggregate principal amount of US$200,000,000. This transaction is expected to close on June 19, 2002.

Net proceeds will be used to repay in full the Company’s 7.40% notes due August 15, 2002 upon their maturity and for general corporate purposes.

When available, a copy of the prospectus may be obtained from Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, U.S.A. Attention: Prospectus Department.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

– end –

Inquiries:

Chris Cook
Manager, Investor Relations

Brad Boyd
Corporate Controller and
Director, Investor Relations

Phone: (604) 661-2600

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll Free: 1-800-661-8851

For immediate release

METHANEX ANNOUNCES SUCCESSFUL COMPLETION OF CONSENT SOLICITATION

June 14, 2002

Methanex announced today the successful completion of its previously announced solicitation of consents to an amendment to the Indenture relating to its 7.75% Notes due August 15, 2005 (the “Notes”).

As a result of the consent solicitation the Indenture will be amended to modify the limitation on restricted payments covenant, as applicable to the Notes. Methanex will be permitted to declare and pay cash distributions in respect of its capital stock in an aggregate amount not to exceed US$30 million in any period of twelve consecutive months, while Methanex’s consolidated net worth is less than the US$850 million limitation on restricted payments.

Goldman, Sachs & Co. acted as the solicitation agents for the consent solicitation. The information agent for the consent solicitation is Mellon Investor Services LLC.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

– end –

Inquiries:

Chris Cook
Manager, Investor Relations

Brad Boyd
Corporate Controller and
Director, Investor Relations

Phone: (604) 661-2600